As filed with the Securities and Exchange Commission on February 21, 2007
Commission File No.  __________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

SKYVIEW DEVELOPMENT CORP.
(Name of Small Business Issuer in Its Charter)

Delaware	35-2287661
(State or other jurisdiction	(I.R.S. Employer
of incorporation or	Identification
organization)	Number)

68 Skyview Terrace
Clifton, New Jersey	07011
(Address of principal	(Zip Code)
executive offices)

(973) 523-0835
 (Issuer’s telephone number)

Copies to:

David M. Kaye, Esq.
Danzig Kaye Cooper Fiore & Kay, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
Tel: (973) 443-0600

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock ($.00001 par value)

SKYVIEW DEVELOPMENT CORP.

PART I

Item 1.	Description of Business.

Business Development

          Skyview Development Corp. (“we”, “us”, “our” or the “Company”) was incorporated in the State of Delaware on January 11, 2007.  Since inception, we have been engaged in organizational efforts and obtaining initial financing.  We were formed as a vehicle to pursue a business combination and have made no efforts to identify a possible business combination.  As a result, we have not conducted negotiations or entered into a letter of intent concerning any target business.  The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

Business of the Issuer

          The Company, based on proposed business activities, is a “blank check” company.  The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies”.   Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), we also qualify as a “shell company,” because we have no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.  Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination.  We have elected to file this Form 10-SB Registration Statement on a voluntary basis in order to become a reporting company under the Exchange Act.  We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

          We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business.  Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.  We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

          The analysis of new business opportunities has and will be undertaken by or under the supervision of our sole officer and director.  We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities.  In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

          (i)          Potential for growth, indicated by new technology, anticipated market expansion or new products;

          (ii)         Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

          (iii)        Strength and diversity of management, either in place or scheduled for recruitment;

          (iv)        Capital requirements and anticipated availability of required funds, to be provided by us from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

          (v)         The cost of participation by us as compared to the perceived tangible and intangible values and potentials;

          (vi)        The extent to which the business opportunity can be advanced;

          (vii)       The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

          (viii)      Other relevant factors.

          In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

          Form of Acquisition

          The manner in which we participate in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of us and the promoters of the opportunity, and the relative negotiating strength of us and such promoters.

          It is likely that we will acquire our participation in a business opportunity through the issuance of our common stock or other securities.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity.  If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares.  Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were our stockholders prior to such reorganization.

          Our present stockholders will likely not have control of a majority of our voting shares following a reorganization transaction.  As part of such a transaction, our sole director may resign and new directors may be appointed without any vote by stockholders.

          In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders.  In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding shares.  The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.  Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others.  If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable.  Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to us of the related costs incurred.

          We presently have no employees apart from our management.  Our sole officer and director is engaged in outside business activities and anticipates he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified.  We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Reports to Security Holders

          (i)          The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

          (ii)         The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

          (iii)        The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 2.	Management’s Discussion and Analysis or Plan of Operation.

          We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.  We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

          We do not currently engage in any business activities that provide cash flow.  The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury and/or additional money loaned to or invested in us by our stockholders, management or other investors.

          During the next 12 months we anticipate incurring costs related to: (i) filing of Exchange Act reports, and (ii) costs relating to consummating an acquisition.  We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.  Our sole officer and director has agreed to provide funding to the Company to pay its annual audit fees and filing costs as long as the Board of Directors deems it necessary.  However, there can be no assurance that such financial support shall be ongoing or available on terms or conditions acceptable to the Company.

          The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital.  In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

          Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us.  Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings.  In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies.  In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

          Our management anticipates that we will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization.  This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

          We anticipate that the selection of a business combination will be complex and extremely risky.  Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation.  Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock.  Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

          Because we currently do not have any business operations, we have not had any revenues during the interim period ended January 31, 2007.  Total expenses for the interim period ended January 31, 2007 were $3,754.  These expenses consisted of organizational and professional fees.  At January 31, 2007, we had total assets of $4,050, total liabilities of $7,754 and a working capital deficit of $3,704.

Off-Balance Sheet Arrangements

          We are not currently a party to, or otherwise involved with, any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

Our business is difficult to evaluate because we have no operating history.

          The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is uncertainty as to our ability to continue as a going concern.

          Our financial statements for the period ended January 31, 2007, as well as the report of our independent registered public accounting firm on our financial statements, call into question our ability to operate as a going concern. This conclusion is based on our net operating loss for the period and a shareholders’ deficiency.  Although we expect that we will be able to meet our expenses going forward based on loans and/or equity investments from stockholders or other investors, our ability to continue as a going concern will be dependent on our ability to obtain such financing on acceptable terms.  Our sole officer and director has agreed to provide funding to the Company to pay its annual audit fees and filing costs as long as the Board of Directors deems it necessary.  However, there can be no assurance that such financial support shall be ongoing or available on terms or conditions acceptable to the Company.

Our business will have no revenues unless and until we merge with or acquire an operating business.

          Because we do not anticipate having any revenues for the indefinite future, and will likely have to finance operating expenses until such time as we may be able to consummate a business combination through proceeds obtained from shareholder loans or sales of equity, we are likely to incur a net operating loss that will increase continuously until we are able to consummate a business combination with a profitable operating enterprise. There can be no assurance, however, that we will be able to identify a suitable enterprise in this regard and consummate a business combination, either eventually or at all.

Our management has certain inherent conflicts of interest that may cause it to act adversely to the interests of our stockholders.

          Donald R. McKelvey, our President, Secretary, Treasurer and sole director, is currently involved with another blank check company that shares an interest in identifying and pursuing possible business combinations with private operating companies.  In the future, Mr. McKelvey may become involved in other blank check companies.  Although Mr. McKelvey will at all times be bound by his fiduciary duties to stockholders, there can be no assurance that the existing and inherent conflict of interest created by Mr. McKelvey’s positions in relation to the Company, on the one hand, and each of the other blank check companies with which he is involved, on the other, will not otherwise result in a loss of economic opportunity to our stockholders.  In addition, the terms of a business combination involving the Company may include such terms as Mr. McKelvey remaining a director or officer of  the Company and/or continuing to work for the surviving entity.  The terms of a business combination may provide for a payment by cash or otherwise to Mr. McKelvey for the purchase or retirement of all or part of his Common Stock of the Company by a target company.  Mr. McKelvey would directly benefit from such employment or payment.  Such benefits may influence Mr.  McKelvey’s choice of a target company.  There are no binding guidelines or procedures for resolving potential conflicts of interest.  Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to us.  However, any attempt by stockholders to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

There is intense competition for those private companies suitable for a merger transaction of the type we intend to pursue.

          We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in being able to identify attractive business opportunities and successfully complete a business combination. These competitive factors may reduce the likelihood of our ultimately being able to successfully identify and consummate a business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable business combination.

          The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm and numerous other factors beyond our control.

We have no existing agreement for a business combination or other transaction.

          There is not currently in place any arrangement, agreement or understanding involving the Company with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for purposes of evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Our management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

          While seeking a business combination, our management anticipates devoting no more than a few hours per week in total to the Company’s affairs.  Our sole officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

          Target companies without previously prepared and/or audited financial statements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the company involved. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain within a certain time frame the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act remain applicable.

We may be subject to further government regulation which would adversely affect our operations.

          Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”) since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If this were to occur, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. To date, we have obtained no formal determination from the SEC as to our status under the Investment Company Act and could, therefore, be determined at some later date to be an unregistered investment company, which could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

          If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders, and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency, and balance of payments positions, and in other respects.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

          We may not be able to structure a business combination to which we become a party in such a way as to result in tax-free treatment for the parties involved, which could deter third parties from entering into certain business combinations with us or result in us or our stockholders being taxed on consideration received in such a transaction.  Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions.  Although we intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity, there can be no assurance that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

We intend to issue more shares in a merger or acquisition, which will result in substantial dilution.

          Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 2,500,000 shares of preferred stock.  Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders.  Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders.  Our board of directors currently has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination, or otherwise, dilution to the interests of our then existing stockholders will occur and the rights of the holders of common stock may be materially and adversely affected.

We have not conducted or otherwise obtained any market research regarding potential business opportunities, which may affect our ability to identify a business to merge with or acquire.

          To date, we have neither conducted nor obtained from others results of market research concerning prospective business opportunities.  We have no assurances, as a result, that market demand exists for a merger or acquisition as contemplated by us.  Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available.  There can be no assurance that we will be able to acquire a business opportunity on terms favorable to us.  Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

There is currently no trading market for our common stock.

          There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and such business files a registration statement under the Securities Act.  Outstanding shares of our common stock currently cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate an investment in our common stock.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

          Additional risks may exist since we will assist a privately held business to become public through a “reverse merger”. Securities analysts of major brokerage firms may not provide coverage of the Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that our common stock will ever be listed on NASDAQ or one of the national securities exchanges.

          To the extent that we consummate a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange, either immediately or after some period of time. There can be no assurance, however, that we will be able to meet the initial listing standards of either of those or any other stock exchange or quotation service at such time, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange or quotation service. After completing a business combination, until our common stock is listed on the NASDAQ or one of the national stock exchanges, for which there can be no assurance, we expect that our common stock would be eligible to trade on the OTC Bulletin Board (the “OTCBB”). The OTCBB, however, is not an exchange and, because obtaining accurate quotations as to the market value of a given security on the OTCBB is not always possible, and because trading of securities on the OTCBB is often more sporadic than the trading of securities listed on a national exchange or on NASDAQ, sellers of securities traded on the OTCBB are likely to have more difficulty disposing of their securities than sellers of securities that are listed on a national exchange or on NASDAQ.

We cannot assure you that following a business combination with an operating business, our common stock will not be subject to the “penny stock” regulations, which would likely make it more difficult to sell.

          To the extent that we consummate a business combination and our common stock becomes listed for trading on a quotation service, our common stock may constitute a “penny stock,” which generally is a stock trading under $5.00 and that is not registered on national securities exchanges or quoted on one of the higher NASDAQ tiers. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. This regulation generally has the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares. In addition, the “penny stock” rules adopted by the Securities and Exchange Commission subject the sale of the shares of the Common stock to certain regulations which impose sales practice requirements on broker-dealers.  For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities.  Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer’s account by obtaining information concerning the customer’s financial situation, investment experience and investment objectives.  The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities.   These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. To the extent that our common stock becomes subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

Our board of directors has broad authorization to issue preferred stock.

          Our Certificate of Incorporation authorizes the issuance of up to 2,500,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Under certain circumstances, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention of issuing any shares of preferred stock, there can be no assurance that we will not do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

          These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this registration statement, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

Item 3.	Description of Property.

          The Company neither rents nor owns any properties.  We currently maintain our office and use the equipment at the home of the sole officer and director of the Company on a month-to-month basis and at no cost.  The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth, as of February 20, 2007, the number of shares of Common Stock owned of record and beneficially by (i) executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company, and (ii) all directors and executive officers as a group.

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class

Donald R. McKelvey(1)	2,500,000	50.0%
68 Skyview Terrace
Clifton, NJ 07011

David M. Kaye	2,500,000	50.0%
30A Vreeland Road
Florham Park, NJ 07932

All Directors and Executive	2,500,000	50.0%
Officers as a Group (1 person)

(1)	Mr. McKelvey is the sole officer and director of the Company.

Item 5.	Directors, Executive Officers, Promoters and Control Persons.

          (a)          Identification of Directors and Executive Officers

          Set forth below are the present directors and executive officers of the Company.  Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers.  Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified.  Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.  None of the directors and officers is related to any other director or officer of the Company except as otherwise set forth below.

Name	Age	Present Position and Offices	Has Served as Director Since

Donald R. McKelvey	61	President, Secretary, Treasurer and Director	January 2007

          DONALD R. McKELVEY has been President, Secretary, Treasurer and a Director of the Company since its inception.  For more than the past five years, Mr. McKelvey has been a private investor.   In addition, from January 1995 to October 2004, he was Director, Chairman of the Board and Treasurer of Telco Technology, Inc. and he was also its President from March 1999 to October 2004.  In October 2004, Telco Technology, Inc., now known as Greenshift Corporation, acquired the outstanding capital stock of GreenWorks Corporation.  In connection with such transaction, Mr. McKelvey resigned as an officer and director of Telco Technology Inc.  Additionally, Mr. McKelvey serves as President, Secretary, Treasurer and director of Skyview Holdings Corp., a blank check company in the process of registering as a reporting company with the SEC.

          (b)          Significant Employees.  None.

          (c)          Family Relationships.  None.

          (d)          Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

          (e)          Other Information.  The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert and believes that it has insufficient activities to justify hiring such an expert at this time.

Prior Blank Check Company Experience

          As indicated below, members of the management also serve as officers and directors of:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combination	Additional Information

Skyview Holdings Corp.	February 21, 2007	Pending	Unknown (filed today)	None	Mr. McKelvey serves as President, Secretary, Treasurer and Director of Skyview Holdings Corp.

Item 6.	Executive Compensation.

          Our sole officer and director has not received any cash remuneration since we were organized. There are not now in place any employment or similar agreements, written or otherwise, or understandings or arrangements, to which we are a party with our sole officer and director, and we do not anticipate that we will enter into any such agreements before we consummate a business combination, should that occur. Our sole officer and director intends to devote no more than a few hours per week to our affairs in the meantime.

          There are no understandings or agreements, written or otherwise, regarding remuneration to which our management will be entitled upon or following consummation by us of a business combination, should that occur, nor do we anticipate that our sole officer and director will receive or otherwise be entitled to any such remuneration in any such event. It is possible that, following the successful consummation of a business combination with an unaffiliated entity, should that occur, that entity may desire to employ or retain our sole officer and director for the purposes of providing services to the surviving entity.

          We have not adopted any retirement, pension, profit sharing, stock option, restricted stock, insurance or other similar plans or programs for the benefit of our employees.

Item 7.	Certain Relationships and Related Transactions.

          As of January 31, 2007, we have outstanding unsecured loans representing a total of $4,254 in outstanding debt obligations arising out of loans to us by Donald R. McKelvey, our sole officer and director and a record holder of 50% of our outstanding Common Stock.  These loans are non-interest bearing and have no definite terms of repayment.

          David M. Kaye, a record holder of 50% of our outstanding Common Stock, is a partner of Danzig Kaye Cooper Fiore & Kay, LLP, an entity providing legal services to the Company in connection with the preparation and filing of this Registration Statement.  Although Mr. Kaye has agreed to cause the services to be provided to us in connection with the preparation and filing of this Registration Statement at no cost, and we expect that the terms of any going forward arrangement between us and the firm of Danzig Kaye Cooper Fiore & Kay, LLP will be as fair as those which could be obtained in an arms length transaction, there can be no assurance that the conflict of interest which exists as a result of Mr. Kaye’s involvement with such firm, his role as one of our major stockholders will not result in any of the terms of the arrangements through which such relationships may be established being less favorable to us than would otherwise be the case, and will not result in any compromise to the economic or other interests of our stockholders in the future.

          We currently maintain our office and use the equipment at the home of the Donald R. McKelvey on a month-to-month basis and at no cost.  Management estimated that the value conveyed to us as a result of this arrangement is immaterial.

Item 8.	Description of Securities.

          (a)          Common or Preferred Stock

          We are authorized by our Certificate of Incorporation to issue an aggregate of 102,500,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $.00001 per share (our “Common Stock”) and 2,500,000 are shares of preferred stock, par value $.00001 per share (our “Preferred Stock”). As of February 20, 2007, 5,000,000 shares of our Common Stock and no shares of our Preferred Stock were issued and outstanding.

          All outstanding shares of our Common Stock are of the same class and have equal rights and attributes. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. All of the holders of our Common Stock are entitled to share equally in dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The holders of our Common Stock do not have cumulative or preemptive rights.

          The foregoing description of our capital stock is merely a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this registration statement on Form 10-SB.

          (b)          Debt Securities

          As of January 31, 2007, we have outstanding unsecured loans representing a total of $4,254 in outstanding debt obligations arising out of loans to us by Donald R. McKelvey, our sole officer and director.   These loans are non-interest bearing and have no definite terms of repayment.

          (c)          Other Securities to be Registered

          There are no items requiring disclosure hereunder.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

          (a)          Market Information

          Our Common Stock is not currently trading publicly on any stock exchange or over-the-counter quotation service. We are not aware of any market activity in our Common Stock since the date of our organization through the date of this filing.

          There are not currently outstanding:

          (i)           any options or warrants to purchase, or securities convertible into, shares of our Common Stock;

          (ii)          any shares of our Common Stock eligible to be sold pursuant to Rule 144 under the Securities Act or that we have agreed to register under the Securities Act for sale by the holders; or

          (iii)         any shares of our Common Stock that are being or have been proposed to be, publicly offered by us.

          (b)          Holders

          As of February 20, 2007, there were two holders of record of a total of 5,000,000 shares of our Common Stock.

          (c)          Dividends

          We have not paid any cash dividends to date and we do not anticipate or contemplate paying dividends in the foreseeable future.  It is the present intention of our management to utilize all available funds in our pursuit for an appropriate business combination.

          (d)          Securities Authorized for Issuance Under Equity Compensation Plans

          There are no items requiring disclosure hereunder.

Item 2.	Legal Proceedings.

          There are not any material pending legal proceedings to which we are a party or as to which any of our property is or may be subject, and we are unaware of any legal proceedings threatened or contemplated against us.

Item 3.	Changes in and Disagreements with Accountants.

          There are not currently and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 4.	Recent Sales of Unregistered Securities.

          On January 12, 2007, we issued 2,500,000 shares of our Common Stock to Donald R. McKelvey for cash consideration of $.00001 per share, and 2,500,000 shares of our Common Stock to David M. Kaye for cash consideration of $.00001 per share, for an aggregate investment of $25.00 each. We sold these shares of our Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

          To date, none of our securities have been issued in exchange for services rendered. Neither the Company nor any person acting on its behalf has offered or sold any of our securities by means of any form of general solicitation or general advertising.

          All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.  Additionally, all purchasers acknowledged in their applicable stock subscription agreement that their shares of Common Stock may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

Item 5.	Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

          The Company’s Certificate of Incorporation provides that the Company shall, to the fullest extent permitted  by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify all persons whom it may indemnify pursuant thereto.  The Company’s By-Laws also provide that the Company shall indemnify its directors, officers and employees to the full extent allowed by law.

          Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

-	any breach of the director’s duty of loyalty to the corporation or its stockholders;

-	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

-	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

-	any transaction from which the director derived an improper personal benefit.

          The Company’s Certificate of Incorporation provides that the personal liability of the directors of the Company is hereby eliminated to the  fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time..  Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

          See the financial statements annexed to this Registration Statement which financial statements are incorporated herein by reference.

PART III

Item 1.	Index to Exhibits.

          The following exhibits are filed with this Registration Statement:

Exhibit No.	Description

3.1	Certificate of Incorporation
3.2	By-Laws

Item 2.	Description of Exhibits.

          See Item 1 above.

SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SKYVIEW DEVELOPMENT CORP.
(Registrant)

By:	/s/ Donald R. McKelvey

Name:	Donald R. McKelvey
Title:	President

Dated:	February 20, 2007

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS
JANUARY 11, 2007 (INCEPTION) THROUGH JANUARY 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Skyview Development Corp.

We have audited the accompanying balance sheet of Skyview Development Corp. as of January 31, 2007 and the related statements of operations, shareholders’ deficiency and cash flows for the period January 11, 2007 (inception) through January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based our audit.

We conducted our audit in accordance with the standards of the Pubic Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Printing Components Inc. for the period January 11, 2007 (inception) through January 31, 2007, and the results of their operations and their cash flows for the period ended January 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net operating loss for the period and a shareholders’ deficiency. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from outcome of this uncertainty.

Kempisty & Company
Certified Public Accountants, P.C.
New York, New York
February 10, 2007

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET
JANUARY 31, 2007

ASSETS
Current assets:
Cash and equivalents	$4,050

Total Assets	$4,050

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Accrued liabilities	$3,500
Due to officer/shareholder	4,254

Total Liabilities	7,754

Shareholders’ Deficiency:
Preferred Stock, $0.00001 par value, 2,500,000 shares authorized None issued and outstanding Common Stock, $0.00001 par value, 100,000,000 shares authorized 5,000,000 issued and outstanding	50
Deficit	(3,754)

(3,704)

Total Liabilities and Shareholders’ Deficiency	$4,050

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS
FOR THE PERIOD ENDED JANUARY 11, 2007 (INCEPTION) THROUGH JANUARY 31, 2007

REVENUE:	$—
EXPENSES:
Professional fees	3,500
Organization expense	254

Net Loss	$(3,754)

Basic and diluted net loss per share	$—

Weighted average shares used in calculating Basic and diluted net loss per share	5,000,000

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS' DEFICIENCY
FOR THE PERIOD JANUARY 11, 2007 (INCEPTION) THROUGH JANUARY 31, 2007

	Number Shares	Stock	Deficit	Total

Balance at January 11, 2007 (Inception)	—	$—	$—	$—
Net Loss for the period	—	—	(3,754)	(3,754)
Shares Issued for cash	5,000,000	50	—	50

Balance at January 31, 2007	5,000,000	$50	$(3,754)	$(3,704)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS
FROM JANUARY 11, 2007 (INCEPTION) THROUGH JANUARY 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,754)
Increase in accrued liabilities	3,500

Net cash used in operations	(254)
Cash Flows From Financing Activities:
Officer /shareholder loans	4,254
Proceeds from issuance of common stock	50

Net increase in cash	4,304
Cash-Beginning of period	—

Cash-End of period	$4,050

Supplemental Disclosure of Cash Flow Information:
Taxes paid	$—

Interest paid	$—

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2007

NOTE 1 - ACCOUNTING POLICIES AND OPERATIONS

ORGANIZATION

Skyview Development Corp. (the “Company”), a development stage company, was incorporated in Delaware on January 11, 2007. At January 31, 2007, the Company had not yet commenced any formal business operations and all activity to date related to the Company formation, capital stock issuance, professional fees with regard to a proposed Securities and Exchange Commission filing and identification of businesses. The Company’s fiscal year ends on December 31st.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with Statement of Accounting Standards No. 128, “Earnings per Share (“SFAS No. 128”). Under the provisions of SFAS No. 128, basic earnings per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potentially dilutive common shares outstanding during the period. There were no potentially dilutive common shares outstanding during the period.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2007

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers that the carrying amount of financial instruments, including accrued liabilities and due to officer/shareholder, approximates fair value because of the short maturity of these instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recent accounting pronouncements to have a material impact on its financial condition or results of operations.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The assets and the satisfaction of liabilities in the normal course of business. The amounts of assets and liabilities in the financial statements do not purport to represent realizable or settlement values. However, the Company has incurred an operating loss. Such loss may impair its ability to obtain additional financing.

This factor raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has met its historical working capital requirements from sale of common shares. Owners of the shares, in order not to burden the Company, have agreed to provide funding to the Company to pay its annual audit fees and filing costs as long as the board of directors deems it necessary. However, there can be no assurance that such financial support shall be ongoing or available on terms or conditions acceptable to the Company.

NOTE 2 - SHAREHOLDERS’ EQUITY

On January 11, 2007, the Company issued 5,000,000 shares of common stock, par value $0.00001 per share, to its initial shareholders in exchange for $50 in cash.

NOTE 3 - INCOME TAXES

The components of the Company’s tax provision as of January 31, 2007 were as follows:

Current income tax expense	$—
Deferred income tax (benefit)	—

$—

Deferred income taxes reflect the net income tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and amounts used for income taxes. The Company’s deferred income tax assets and liabilities consist of the following:

Net operating loss carryforward	$600

Deferred tax asset	600
Valuation allowance	(600)

Net Deferred tax asset	$—

SKYVIEW DEVELOPMENT CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2007

Net operating loss carryforward’s totaled approximately $3,700 at January 31, 2007. The net operating loss carryforwards will begin to expire in the year 2027 if not utilized. After consideration of all the evidence, both positive and negative, management has recorded a valuation allowance at January 31, 2007 due to the uncertainty of realizing the deferred tax assets.

The reconciliation of the income tax computed at the U.S. Federal statutory rate to income tax expense for the period January 31, 2007:

Tax expense (benefit) at Federal rate (34%)	$(1,200)
Federal bracket adjustment	600
State income tax, net of Federal benefit	—
Change in valuation allowance	600

Net income tax (benefit) allowance	$—

Utilization of the Company’s net operating loss carryforwards are limited based on changes in ownership as defined in Internal Revenue Code Section 382.

NOTE 4 - RELATED PARTY TRANSACTIONS

At January 31, 2007 a shareholder/officer has provided funding to pay for the initial operating expenses of the Company.

NOTE 5 - DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing and have no definite terms of repayment.